UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Republic First Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760416107

(CUSIP Number)

George E. Norcross, III

350 Royal Palm Way, Suite 500

Palm Beach, Florida 33480

(561) 500-4600

With a Copy to:

H. Rodgin Cohen

Mitchell S. Eitel

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

212-558-4000

(Name, address and telephone number of person authorized to receive notices and communications)

May 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760416107	SCHEDULE 13D	Page 2 of 13

1	Names of Reporting Persons George E. Norcross, III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 674,572
	8	Shared Voting Power 0
	9	Sole Dispositive Power 674,572
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 674,572(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.1%(2)
14	Type of Reporting Person (See Instructions) IN

(1)

The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 6,081,217 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 9.5% of the outstanding shares of Common Stock. See Item 5.

(2)

For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of March 31, 2022 is 63,741,533, as reported in the Schedule 13D/A filed by Vernon W. Hill, II with the SEC on April 18, 2022.

CUSIP No. 760416107	SCHEDULE 13D	Page 3 of 13

1	Names of Reporting Persons Avery Conner Capital Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,524,549(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,524,549(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,524,549(3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.1%(2)
14	Type of Reporting Person (See Instructions) OO

(3)

4,524,549 shares of Common Stock held by the Avery Conner Capital Trust, of which Philip A. Norcross, Susan D. Hudson, Geoffrey B. Hudson and Rose M. Guida serve as Trustees and may be deemed to have shared beneficial ownership as Trustees.

CUSIP No. 760416107	SCHEDULE 13D	Page 4 of 13

1	Names of Reporting Persons Philip A. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 425,897
	8	Shared Voting Power 4,524,549(3)
	9	Sole Dispositive Power 425,897
	10	Shared Dispositive Power 4,524,549(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,950,446(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.8%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 5 of 13

1	Names of Reporting Persons Susan D. Hudson, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,524,549(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,524,549(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,524,549(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.1%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 6 of 13

1	Names of Reporting Persons Geoffrey B. Hudson, in his capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,524,549(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,524,549(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,524,549(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.1%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 7 of 13

1	Names of Reporting Persons Rose M. Guida, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,524,549(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,524,549(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,524,549(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.1%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 8 of 13

1	Names of Reporting Persons Gregory B. Braca
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 456,199
	8	Shared Voting Power 0
	9	Sole Dispositive Power 456,199
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 456,199(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.7%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 9 of 13

This Amendment No. 15 (“Amendment No. 15”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2022, as amended prior to the date of this Amendment No. 15 (the “Original Schedule 13D”) as specifically set forth herein (as so amended, the “Schedule 13D”). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following:

From May 23 until May 27, as set forth in Schedule A, the Avery Conner Capital Trust acquired 108,313 shares of Common Stock through a broker on the open market for a total of approximately $435,364.666. The source of funds for such purchases was trust funds.

From May 23 until May 26, as set forth in Schedule A, Gregory B. Braca acquired 43,815 shares of Common Stock through a broker on the open market for a total of approximately $174,983.795. The source of funds for such purchases was personal funds.

From May 23 until May 24, as set forth in Schedule A, Philip A. Norcross acquired 1,374 shares of Common Stock through a broker on the open market for a total of approximately $5,333.645. The source of funds for such purchases was personal funds.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following immediately prior to the last paragraph of this item:

On May 27, 2022, the Group delivered a letter to the Board, the text of which is set forth below:

Dear Directors:

We write today as holders of nearly 10% of the voting common stock of Republic First Bancorp, Inc. (“Republic First” or the “Company”).

We have reviewed the decision issued yesterday by the U.S. District Court for the Eastern District of Pennsylvania ordering a special shareholder board election to fill the unexpired term of the late Theodore Flocco and the appointment of a Custodian to oversee that process. We are pleased that immediate action is being taken to reconstitute the Board so it can reach full membership and then turn its attention to the critical strategic, governance and operational issues at hand. In particular, we note the specific role of the Custodian is to swiftly hold an election whereby Republic First shareholders will elect a replacement director and, thereafter, to return control of Republic First to the Board. We could not agree more with that objective and that is the purpose of our communication today.

Consistent with the Court’s Order, we look forward to the Custodian conducting an open, transparent and fair election, with the understanding that he will oversee a process that will neither favor nor prejudice any properly nominated and qualified candidate. Rules to accomplish that critical and necessary objective must include an understanding that none of the Company, the Board (or any committee thereof), Custodian or management will be permitted to recommend or endorse any candidate for that Board seat on behalf of the Company.

We also expect that any shareholder be allowed to nominate a qualified candidate and that all nominating shareholders be promptly provided with the necessary and the same information to advance their cause, including, but not limited to, immediate access to current shareholder lists, record dates and related appropriate information.

CUSIP No. 760416107	SCHEDULE 13D	Page 10 of 13

For purposes of assuring fairness and the integrity of the election, we would expect the Custodian to present to the shareholders a simple ballot, with the candidate receiving the highest number of votes being the individual selected to fill the Board seat. The selection process can and should be that simple and transparent. Otherwise, the legitimacy of this important election will be called into question.

In light of the Court’s decision and assuming an election process consistent with the foregoing protections and transparency, we are pleased to inform you that Gregory Braca will be our candidate to fill the vacancy on the Board. Mr. Braca is one the leading banking executives in the country with nearly 40 years in the industry. Most recently, Braca served as a board member and President and CEO of TD Bank in the United States, one of the top ten banks in the country with $500 billion in assets. During his 20 years at the publicly traded TD Bank and Commerce Bank prior to its purchase by TD Bank, Braca held various executive positions on the management committee and was responsible for building businesses from the ground up, including corporate and commercial platforms, specialty lending businesses and entering new markets. Of particular relevance to his proposed role at Republic First is his significant knowledge of the Pennsylvania, New Jersey, and New York City markets due to their overlap with his work at TD Bank. Mr. Braca’s resume is attached.

We will, of course, follow the appropriate protocols and procedures, when published, with respect to this nomination, but wanted you to have this information immediately, as we believe it will be a great opportunity for Republic First and its shareholders to be able to gain the knowledge, experience and resources of such an experienced banking executive.

Again, we look forward to an open, transparent and fair election process and completion of this election as soon as possible so the Board may return to the important work ahead for the benefit of the Company, its shareholders, customers and other stakeholders.

Very truly yours,

George E. Norcross, III

Gregory B. Braca

Philip A. Norcross

Item 5.	Interest in Securities of the Issuer.

Items 5(a) through 5(c) of the Original Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own 6,081,217 shares of Common Stock or approximately 9.5% of the outstanding shares of Common Stock, which percentage was calculated based upon 63,741,533 shares of Common Stock outstanding as of March 31, 2022 as reported in the Schedule 13D/A filed by Vernon W. Hill, II with the SEC on April 18, 2022. Specifically, each Reporting Person beneficially owns such number of shares of Common Stock and such percentage of the outstanding Common Stock as reflected on Items 11 and 13 of the applicable cover page to this Statement.

(b) Each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition the number of shares of Common Stock reflected on Items 7-10 of the applicable cover page to this Statement.

(c) Except as set forth on Schedule A attached hereto, none of the Reporting Persons has engaged in transactions in shares of Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) since the filing of the Original Schedule 13D.

CUSIP No. 760416107	SCHEDULE 13D	Page 11 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 27, 2022

George E. Norcross, III

By:	/s/ George E. Norcross, III

Avery Conner Capital Trust

By:	/s/ Philip A. Norcross
Name: Philip A. Norcross
Title: Trustee

Philip A. Norcross

By:	/s/ Philip A. Norcross

Susan D. Hudson

By:	/s/ Susan D. Hudson

Geoffrey B. Hudson

By:	/s/ Geoffrey B. Hudson

Rose M. Guida

By:	/s/ Rose M. Guida

Gregory B. Braca

By:	/s/ Gregory B. Braca

CUSIP No. 760416107	SCHEDULE 13D	Page 12 of 13

SCHEDULE A

Transactions in the Common Stock of the Issuer Since the Filing of the Original Schedule 13D

The following table sets forth all the transactions in the Common Stock of the Issuer effected since the filing of the Original Schedule 13D by the Reporting Persons. Except as otherwise noted, all such transactions were effected in the open market through brokers.

Philip A. Norcross

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
5/23/2022(1)	24,088	3.948
5/23/2022	1,211	3.878
5/24/2022(1)	32,622	3.983
5/24/2022	163	3.909
5/25/2022(1)	45,598	4.066
5/26/2022(1)	5,602	4.153
5/27/2022(1)	403	4.110

Gregory A. Braca

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
5/23/2022	19,686	3.951
5/24/2022	12,003	3.980
5/25/2022	10,893	4.070
5/26/2022	1,233	4.138

Avery Conner Capital Trust

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
5/23/2022	24,088	3.948
5/24/2022	32,622	3.983
5/25/2022	45,598	4.066
5/26/2022	5,602	4.153
5/27/2022	403	4.110

Susan D. Hudson

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
5/23/2022(1)	24,088	3.948
5/24/2022(1)	32,622	3.983
5/25/2022(1)	45,598	4.066
5/26/2022(1)	5,602	4.153
5/27/2022(1)	403	4.110

Geoffrey B. Hudson

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
5/23/2022(1)	24,088	3.948
5/24/2022(1)	32,622	3.983
5/25/2022(1)	45,598	4.066
5/26/2022(1)	5,602	4.153
5/27/2022(1)	403	4.110

CUSIP No. 760416107	SCHEDULE 13D	Page 13 of 13

Rose M. Guida

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
5/23/2022(1)	24,088	3.948
5/24/2022(1)	32,622	3.983
5/25/2022(1)	45,598	4.066
5/26/2022(1)	5,602	4.153
5/27/2022(1)	403	4.110

(1)	Indicates transaction of the Avery Conner Capital Trust (with respect to which the Trustees have the power to invest and dispose of trust property).